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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No

1	NAMES OF REPORTING PERSONS George B. Kaiser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		8,896,797 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,896,797 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,896,797 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN

Item 1 (a). Name of Issuer: SandRidge Energy, Inc..
Item 1 (b). Address of Issuer’s Principal Executive Offices:
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102
Item 2 (a). Name of Person Filing: George B. Kaiser
Item 2 (b). Address of Principal Business Office or, if none, Residence:
6733 South Yale
Tulsa, OK 74136
Item 2 (c). Citizenship: United States of America
Item 2 (d). Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2 (e). CUSIP No: 80007P 307
Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned: 8,896,797 shares

(b)	Percent of Class: 5.4%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote -8,896,797 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 8,896,797 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2009	George B. Kaiser
	By:	/s/ Frederic Dorwart
Frederic Dorwart
IAW Power of Attorney dated April 27, 2004